Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

May 31, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Williamson, Senior Counsel
Mr. Jason Fox, Senior Staff Accountant

Re:	TCG BDC, Inc. (f/k/a Carlyle GMS Finance, Inc.)

Amendment No. 1 to Registration Statement on Form N-2

Submitted May 31, 2017

File No. 333-218114

Dear Mr. Williamson:

On behalf of TCG BDC, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). As discussed on May 26, 2017, the Company is concurrently filing via EDGAR an amended Registration Statement on Form N-2 (“Amendment No. 1”) to make certain changes, including presenting pro forma financial statements that are identical to those included in the proxy statement filed by NF Investment Corp. (“NFIC”) for its proposed acquisition by the Company (the “NFIC Acquisition”). Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.

As previously discussed with the Staff, the pro forma financial statements contain an assumption that NFIC stockholders elect to receive 95% of the Merger Consideration in cash and receive the remaining 5% in shares of the Company’s common stock. This assumption is consistent with the proxy statement filed by NFIC.

NFIC stockholders have until June 5, 2017 to return their votes and state their Cash Election Percentage. If an NFIC stockholder does not return his, her or its election form, such NFIC stockholder will receive 95% of his, her or its Merger Consideration in cash and receive the remaining 5% in shares of the Company’s common stock. Based on the Cash Election Percentages received as of the date of this letter, the Company believes an assumption for the Cash Election Percentage of 95%, with the remaining Merger Consideration of 5% in shares of the Company’s common stock continues to be reasonable.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

U.S. Securities and Exchange Commission

May 31, 2017

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Michael A. Hart, TCG BDC, Inc.

2